April 7, 2008 VIA EDGAR and OVERNIGHT MAIL
Sarah M. Patterson
William James Kotapish, Esq.	Counsel
Assistant Director	Law Department
Division of Investment Management	200 Hopmeadow Street
Securities and Exchange Commission	Simsbury, CT 06089
100 F Street, NE	Direct Dial: (860) 843-6085
Washington, DC 20549-4644	Fax: (860) 380-1616

Re:	Hartford Life Insurance Company Separate Account Three
File Nos. 333-101927 and 811-08584
Rule 485(b) (1) (vii) Request

Dear Mr. Kotapish:

I am writing to you on behalf of the Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company (collectively, “The Hartford”) and the registrants (collectively, the “Registrants”) listed below.

The Registrants request approval, pursuant to Securities Act Rule 485(b)(1)(vii), to file Post-Effective Amendments (the “Replicated Registration Statements”) to the registration statement on Form N-4 listed below, pursuant to the provisions of Securities Act Rule 485(b):

Registrants	Securities Act Nos.
Hartford Life Insurance Company Separate Account Three	333-102625

Hartford Life and Annuity Insurance Company Separate Account Three	333-101928 333-102628

The Replicated Registration Statements will contain certain revisions that may render them ineligible to be filed under Rule 485(b).  However, The Hartford believes the revisions reviewed by the Staff, will be “substantially identical” to revisions that will be set forth in the post-effective amendment under Rule 485(a) to the registration statement on Form N-4 (File No. 333-101927) (the “Prototype Registration Statement”) filed on February 8, 2008, Accession No. 0001104659-08-008153 and the Rule 485(a) filing on April 7, 2008. These revisions reflect responses to staff comments and other nonmaterial changes which would have otherwise been included in a Rule 485(b) filing but for the staff’s request for the new Rule 485(a) filing.

The Registrants make the following representations in support of this request:

•                  Because the Replicated Registration Statements are substantially identical to the Prototype Registration Statement, the Registrants will be able to revise the Replicated Registration Statements effectively to reflect Commission staff comments made on the Prototype Registration Statement.

•                  The Registrants will make corresponding changes to the Replicated Registration Statements in response to comments made by the Commission staff on the Prototype Registration Statement.

•                  The Replicated Registration Statements will not contain any material changes that would make the post-effective amendments ineligible to be filed under Rule 485(b).

Thank you for your consideration in this matter. Please call me at (860) 843-6085 if you have any questions with respect to this request.

Very truly yours,

/s/ Sarah M. Patterson

Sarah M. Patterson
Counsel

cc:	Michael Kosoff (SEC)
Richard Wirth (Hartford)